MANAGEMENT’S DISCUSSION & ANALYSIS | December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This Management’s Discussion and Analysis (“MD&A”) dated March 31, 2022 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at December 31, 2021, compared with December 31, 2020, and the results of operations for the quarter and year ended December 31, 2021, compared with the quarter and year ended December 31, 2020 and the quarter ended September 30, 2021.
CI’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as is issued by the International Accounting Standards Board. Amounts are expressed in Canadian dollars. CI has two reportable segments: Asset Management and Wealth Management. These segments reflect CI’s current internal financial reporting, performance measurement, and strategic priorities. The Asset Management segment of the business includes the operating results and financial position of CI Investments Inc. (“CI Investments”) and its subsidiaries, as well as the operating results and financial position of GSFM Pty Limited (“GSFM”). Lawrence Park Asset Management amalgamated with CI Investments on July 1, 2021. CI ETF Investment Management Inc. (“CI ETF”), formerly WisdomTree Asset Management Canada, Inc. and a subsidiary of CI Investments, was amalgamated on July 1, 2020. The Wealth Management segment includes the operating results and financial position of Assante Wealth Management (Canada) Ltd. (“AWM” or “Assante”) and its subsidiaries, including Assante Capital Management Ltd. (“ACM”) and Assante Financial Management Ltd. (“AFM”), as well as the operating results and financial position of CI Private Counsel LP (“CIPC”), CI Investment Services Inc. (“CI Investment Services”, formerly BBS Securities Inc.), WealthBar Financial Services Inc., operating as CI Direct Investing (“CI Direct Investing”), Aligned Capital (“Aligned”), Surevest LLC (“Surevest”), OCM Capital Partners LLC (“One Capital”), The Cabana Group LLC (“Cabana”), Balasa Dinverno Foltz LLC (“BDF”), Bowling Portfolio Management LLC (“Bowling”), Stavis & Cohen Private Wealth LLC (“Stavis & Cohen”), Doyle Wealth Management LLC (“Doyle”), The Roosevelt Investment Group LLC (“Roosevelt”), RGT Wealth Advisors LLC (“RGT”), Segall, Bryant & Hamill LLC (“SBH”), Barrett Asset Management LLC (“Barrett”), Brightworth LLC (“Brightworth”), Dowling & Yahnke LLC (“Dowling & Yahnke”), Radnor Financial Advisors LLC (“Radnor”), Portola Partners Group LLC (“Portola”), Budros, Ruhlin & Roe Inc. (“BRR'’), McCutchen Group LLC (“McCutchen Group'’), Matrix Capital Advisors LLC (“Matrix'’), R.H. Bluestein & Co. (“Bluestein'’), Columbia Pacific Wealth Management LLC (“CPWM'’), Gofen & Glossberg LLC (“Gofen'’), RegentAtlantic Capital LLC (“RegentAtlantic'’).

Q4 Financial Report	2	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry and wealth management industry will remain stable and that interest rates will remain relatively stable.  Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time.
The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.
This MD&A includes several non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliations to the nearest IFRS measure, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A. Note that figures in tables may not add due to rounding.

Q4 Financial Report	3	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

BUSINESS OVERVIEW
CI is a diversified global asset and wealth management firm operating in Canada, the United States and Australia. CI’s business is the management, marketing, distribution and administration of investment products for Canadian investors as well as providing financial advice, tax, retirement, estate and wealth planning services in Canada through Assante, CIPC, CI Direct Investing, and Aligned, and in the United States through Barrett, BDF, Bluestein, Bowling, Brightworth, BRR, Cabana, CPWM, Doyle, Dowling & Yahnke, Gofen, Matrix, McCutchen, One Capital, Portola, Radnor, RegentAtlantic, Roosevelt, RGT, SBH, Stavis & Cohen, and Surevest. In addition, CI has asset management operations in Australia through its subsidiary GSFM. CI’s products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM, and Aligned financial advisors. CI operates through two business segments, Asset Management and Wealth Management.
The Asset Management segment provides the majority of CI’s income and derives its revenue principally from the fees earned on the management of investment funds and other fee-earning investment products. CI uses in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with CI. This lineup of investment managers provides a wide selection of styles and areas of expertise for CI’s funds and ETFs.
The Wealth Management segment derives its revenue principally from fees and commissions for providing financial planning and advice (which may include investment management services), and on the sale of investment funds and other financial products.
BUSINESS STRATEGY
In the fourth quarter of 2019, CI Financial announced a new strategic direction for the company, with the introduction of three strategic priorities:
•Modernize the asset management business
•Expand the wealth management platform
•Globalize the company
In establishing these priorities, CI sought input from a series of critical sources, including employees, clients, shareholders and industry analysts, and incorporated insights from observing market dynamics and industry trends. Each strategic priority builds on CI’s existing extensive capabilities to take advantage of opportunities in the marketplace.
A key factor in CI’s focus on modernizing its asset management business is that the rate and pace of change in the industry is at an all-time high, due to changes in demographics and investor preferences, changing client expectations for service and support, and ongoing regulatory change. This environment requires new services, new products and new approaches to meet investors’ changing needs.

Q4 Financial Report	4	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI also believes that the role of the advisor is more important than ever. As consumers' lives become increasingly complex and digital, CI’s breadth of capabilities uniquely positions the firm to be amongst Canada's market leaders; this is why expanding its wealth management platform is a strategic priority.
With scale becoming increasingly important in the industry and difficult to achieve in Canada alone, CI is globalizing the company. This strategic priority will also help the firm secure access to global talent to complement its existing capabilities.
In executing its strategy, the firm is leveraging its strategic foundation comprised of people, technology, speed and financial strength. By deploying its human capital and capabilities, driving advanced technology into everything the firm does, embedding new ways of working to be faster and more nimble, and maximizing the benefits of its financial strength, CI intends to maintain and grow its leadership in the asset management and wealth management industries.
As CI evolves to meet the challenges of a rapidly changing investment industry, it continues to make significant investments in key areas of the business to drive growth and broaden revenue opportunities, while prudently controlling expenditures.
As of November 17, 2020, the Corporation’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol CIXX. CI sought the listing to broaden its investor base, increase its corporate profile in the U.S. market, and provide the option of offering shares as part of the purchase price when acquiring companies in the U.S. The listing supports CI’s strategic priorities of globalizing the firm and expanding its wealth management platform.
COVID-19 IMPACT
The COVID-19 pandemic has contributed to significant volatility in the financial markets and has had a significant impact on the economy, government policy and business operations. CI activated its business continuity plan in early March 2020 to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors. While CI has continued to operate effectively throughout the pandemic, the future course of the pandemic and its effect on CI’s business, financial condition and results of operations is uncertain. A more detailed discussion can be found in “Business Continuity Risk” of the “Risk Management” section of this report.
KEY PERFORMANCE DRIVERS
Total assets under management (“total AUM”) includes core assets under management (“core AUM”) and U.S. assets under management. The key performance indicator for the Asset Management segment is the level of core AUM, and for the Wealth Management segment, the level of wealth management assets. CI’s total AUM and wealth management assets are primarily driven by the sentiment of the overall equity markets, fund performance, gross sales and redemptions of investment products, attracting new clients and the addition of new assets from current clients. As most of CI’s revenues and expenses are based on daily asset levels throughout the year, average assets for a particular period are critical to the analysis of CI’s financial results. While some expenses, such as trailer fees, vary directly with the level of AUM, some of CI’s expenses do not, such as a portion of overhead, discretionary spend, and deferred sales commissions. Over the long term, CI strives to manage

Q4 Financial Report	5	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

the level of its discretionary spend to be consistent with, or below, the growth in its revenue. In any given period, CI may choose to make investments in its business that it believes will benefit the long-term growth of the company.
CI uses several performance indicators to assess its results. These indicators are described throughout the results of operations and the discussion of the two operating segments and include the following measures prescribed by IFRS: net income and earnings per share; and measures not prescribed by IFRS: adjusted net income, adjusted earnings per share, operating cash flow, free cash flow, EBITDA, EBITDA per share, adjusted EBITDA, adjusted EBITDA per share, adjusted revenue, adjusted EBITDA margin, net debt, adjusted income before taxes and non-segmented items, asset management adjusted income before taxes and non-segmented items, wealth management adjusted income before taxes and non-segmented items, dealer gross margin, asset management margin, and SG&A efficiency margin. Descriptions of these non-IFRS measures and reconciliations to IFRS are provided below.

Q4 Financial Report	6	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

NON-IFRS MEASURES
CI reports certain financial information using non-IFRS measures as CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period.
Effective January 1, 2021, CI amended the definitions of adjusted net income, adjusted earnings per share, free cash flow, adjusted EBITDA and adjusted EBITDA margin to present its underlying operating performance excluding certain impacts of acquisitions. These measures now exclude the amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, where applicable.
ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
CI defines adjusted net income as net income attributable to common shareholders excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. CI believes that these items affect the comparability of operating results from period to period, and these measures allow for better analysis of core operating income and business trends. Adjusted earnings per share and adjusted diluted earnings per share are calculated by dividing adjusted net income by average shares outstanding and diluted average shares outstanding, respectively.

Q4 Financial Report	7	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 1: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
[millions of dollars, except per share amounts]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Net Income	123.7	45.4	105.7	412.4	475.5
Adjustments:
Amortization of acquisition related intangibles	18.7	16.8	5.2	57.4	12.0
FX (gains) and losses	(3.1)	50.3	(2.2)	18.8	(7.5)
Change in fair value of acquisition liabilities	43.9	61.4	—	149.9	—
Legal and restructuring charges	13.6	3.9	52.1	35.9	60.6
Write-down (write-up) in assets and investments	(16.8)	—	1.8	(9.7)	1.8
Bond redemption costs	—	—	1.9	24.9	1.9
Gain on equity investment	—	—	—	(1.4)	—
Contingent consideration recorded as compensation	2.1	4.2	—	7.2	—
Total adjustments	58.4	136.6	58.8	283.1	68.8
Tax effect (recovery) of adjustments	(11.1)	(21.2)	(14.9)	(57.5)	(16.1)
Less:
Non-controlling interest	—	1.6	0.8	3.1	(0.4)
Adjusted net income	171.0	159.2	148.7	634.8	528.7
Adjusted earnings per share	0.87	0.80	0.71	3.15	2.47
Adjusted diluted earnings per share	0.86	0.79	0.70	3.14	2.45
OPERATING CASH FLOW BEFORE THE CHANGE IN OPERATING ASSETS AND LIABILITIES AND FREE CASH FLOW
CI measures its operating cash flow before the change in operating assets and liabilities, which include the actual cash amount paid for interest and income taxes, as these items often distort the cash flow generated during the period. Operating assets and liabilities are affected by seasonality, the timing of interest payments depends on terms in specific debt instruments, and tax installments paid may differ materially from the cash tax accrual.
Free cash flow is calculated as operating cash flow before the change in operating assets and liabilities, net of non-controlling interest, excluding foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. CI uses this measure, among others, when determining how to deploy capital.

Q4 Financial Report	8	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 2: OPERATING CASH FLOW AND FREE CASH FLOW
[millions of dollars]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Cash provided by operating activities	163.7	182.5	77.3	666.0	542.0
Net change in operating assets and liabilities	15.5	(47.3)	31.7	(15.8)	(18.6)
Operating cash flow before the change in operating assets and liabilities	179.2	135.2	108.9	650.2	523.4
Adjustments:
FX (gains) and losses	(3.1)	50.3	(2.2)	18.8	(7.5)
Legal and restructuring charges	13.6	3.9	52.1	35.9	60.6
Write-down (write-up) in assets and investments	—	—	1.8	7.1	1.8
Total adjustments	10.5	54.2	51.7	61.8	54.9
Tax effect (recovery) of adjustments	(2.6)	(5.9)	(13.5)	(18.1)	(12.8)
Less:
Non-controlling interest	—	2.6	1.6	6.2	1.7
Free cash flow	187.1	180.9	145.6	687.7	563.8
EBITDA, ADJUSTED EBITDA, ADJUSTED REVENUE AND ADJUSTED EBITDA MARGIN
CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted EBITDA, which it defines as EBITDA, net of non-controlling interest, excluding the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments, to assess its underlying profitability prior to the impact of its financing structure, income taxes and amortization and depreciation. This permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation. Adjusted EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.
Adjusted revenue is defined as total revenue net of non-controlling interest, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances.
Adjusted EBITDA margin expresses adjusted EBITDA as a percentage of adjusted revenue.

Q4 Financial Report	9	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 3: EBITDA, ADJUSTED EBITDA, ADJUSTED REVENUE, AND ADJUSTED EBITDA MARGIN
[millions of dollars, except per share amounts]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Net Income	123.7	45.4	105.7	412.4	475.5
Add:
Interest and lease finance	32.5	31.6	17.8	109.7	65.4
Provision for income taxes	51.3	37.0	36.6	173.8	167.2
Amortization and depreciation[1]	29.8	27.3	14.2	98.9	44.2
EBITDA	237.3	141.3	174.2	794.7	752.4
EBITDA per share	1.21	0.71	0.83	3.94	3.51
Adjustments:
FX (gains) and losses	(3.1)	50.3	(2.2)	18.8	(7.5)
Change in fair value of acquisition liabilities	43.9	61.4	—	149.9	—
Legal and restructuring provision	13.6	3.9	52.1	35.9	60.6
Write-down (write-up) in assets and investments	(16.8)	—	1.8	(9.7)	1.8
Bond redemption costs	—	—	1.9	24.9	1.9
Gain on equity investment	—	—	—	(1.4)	—
Contingent consideration recorded as compensation	2.1	4.2	—	7.2	—
Total adjustments	39.7	119.8	53.6	225.6	56.8
Less:
Non-controlling interest	(0.2)	3.0	1.8	6.4	2.2
Adjusted EBITDA	277.2	258.1	226.0	1,013.9	807.0
Adjusted EBITDA per share	1.41	1.30	1.08	5.03	3.77

Total revenue	762.9	661.3	568.3	2,727.0	2,052.8
Adjustments:
FX (gains) and losses	(3.1)	50.3	(2.2)	18.8	(7.5)
Write-down (write-up) in assets and investments	(16.8)	—	—	(16.8)	—
Gain on equity investment	—	—	—	(1.4)	—
Less:
Non-controlling interest	6.0	19.4	12.0	57.8	18.0
Adjusted revenue	737.0	692.1	554.1	2,669.9	2,027.3
Adjusted EBITDA Margin	37.6%	37.3%	40.8%	38.0%	39.8%
1Includes amortization of equity accounted investments of $0.7 million for the quarter ended December 31, 2021 and $2.0 million for the year ended December 31, 2021 ($0.3 million for the quarter ended December 31, 2020, $0.5 million for the quarter ended September 30, 2021 and $0.7 million for the year ended December 31, 2020).
NET DEBT
CI calculates net debt as long-term debt (including the current portion) less cash and marketable securities, net of cash required for regulatory purposes and non-controlling interests. Net debt is a measure of leverage and CI uses this measure to assess its financial flexibility.

Q4 Financial Report	10	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 4: NET DEBT
	As at	As at	As at	As at	As at
[millions of dollars]	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Current portion of long-term debt	444.5	74.2	—	—	203.8
Long-term debt	3,331.6	3,334.2	3,350.2	2,200.9	2,252.3
	3,776.0	3,408.4	3,350.2	2,200.9	2,456.1
Less:
Cash and short-term investments	230.8	653.9	801.3	248.4	483.6
Marketable securities	116.9	122.5	121.1	122.0	118.1
Add:
Regulatory capital and non-controlling interests	25.0	23.1	33.4	25.9	18.0
Net Debt	3,453.4	2,655.1	2,461.2	1,856.4	1,872.4

Adjusted EBITDA	277.2	258.1	242.3	236.3	226.0
Adjusted EBITDA, annualized	1,099.8	1,024.1	971.9	958.3	899.1
Gross leverage (Gross debt/Annualized adjusted EBITDA)	3.4	3.3	3.4	2.3	2.7
Net leverage (Net debt/Annualized adjusted EBITDA)	3.1	2.6	2.5	1.9	2.1
ASSET MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
CI assesses the underlying profitability of its Asset Management segment by measuring its adjusted income before taxes and non-segmented items, which it defines as income before tax and non-segmented items as shown in Table 15, excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments.

TABLE 5: ASSET MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
[millions of dollars]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Income before taxes and non-segmented items	208.4	176.1	139.5	750.9	681.4
Adjustments:
Amortization of acquisition related intangibles	0.6	0.6	0.5	2.3	2.0
FX (gains) and losses	1.4	19.0	13.0	11.0	8.4
Legal and restructuring charges	10.4	0.4	47.5	25.6	54.6
Write-down (write-up) in assets and investments	(16.8)	—	1.8	(16.8)	1.8
Change in fair value of acquisition liabilities	14.2	1.9	—	26.2	—
Bond redemption costs	—	—	1.9	24.9	1.9
Gain on equity investment	—	—	—	(1.4)	—
Total adjustments	9.8	22.0	64.8	71.9	68.7
Adjusted Income Before Taxes and Non-Segmented Items	218.3	198.1	204.2	822.8	750.1

Q4 Financial Report	11	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

WEALTH MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
CI assesses the underlying profitability of its Wealth Management segment by measuring its adjusted income before taxes and non-segmented items, which it defines as income before tax and non-segmented items as shown in Table 16, excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments.

TABLE 6: WEALTH MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS
[millions of dollars]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Income before taxes and non-segmented items	(1.9)	(64.1)	19.7	(59.6)	25.8
Adjustments:
Amortization of acquisition related intangibles	18.1	16.2	4.6	55.1	9.9
FX (gains) and losses	(4.5)	31.2	(15.2)	7.8	(15.8)
Change in fair value of acquisition liabilities	29.7	59.5	—	123.7	—
Legal and restructuring charges	3.2	3.5	4.6	10.3	6.0
Write-down (write-up) in assets and investments	—	—	—	7.1	—
Contingent consideration recorded as compensation	2.1	4.2	—	7.2	—
Total adjustments	48.5	114.6	(6.0)	211.2	0.1
Adjusted Income Before Taxes and Non-Segmented Items	46.6	50.4	13.7	151.6	25.9
Add back:
Amortization and depreciation, net of adjustments	4.9	4.5	2.6
Adjusted EBITDA	51.5	54.9	16.3
Adjusted EBITDA annualized	206.0	219.6	65.2
Run-rate adj’s and pro-forma for announced acquisitions	96.0	43.5	59.8
Run-rate adjusted EBITDA annualized	302.0	263.1	125.0
At the end of the quarter, run-rate adjusted EBITDA for the Wealth Management segment was $302 million, pro-forma for announced acquisitions. Run-rate adjusted EBITDA represents EBITDA net of non-controlling interest, excluding the change in fair value of acquisition liabilities, foreign exchange gains and losses, and net of other provisions and adjustments based on asset levels, fee-rates and margins at the end of the quarter. It does not include any growth or market assumptions and excludes any synergies and planned or unannounced transactions.
DEALER GROSS MARGIN
CI monitors its operating profitability on the revenues earned within its Wealth Management segment by measuring its dealer gross margin, which is calculated as administration fee revenue less advisor and dealer fees, divided by administration fee revenue (all figures before inter-segment eliminations). CI uses this measure to assess the profitability of the Wealth Management segment before SG&A expenses.

Q4 Financial Report	12	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 7: DEALER GROSS MARGIN
[millions of dollars]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Administration fees	308.0	292.2	167.9	1,052.8	530.1
Less:
Advisor and dealer fees	153.1	151.0	121.4	579.2	389.3
	154.8	141.2	46.5	473.6	140.8
Dealer gross margin	50.3%	48.3%	27.7%	45.0%	26.6%
ASSET MANAGEMENT MARGIN
CI assesses the overall performance of the asset management segment using a trailing 12-month asset management margin, where deferred sales commissions, trailer fees, and SG&A expenses are deducted from management fees and measured as a percentage of management fees (all figures are before inter-segment eliminations). This removes distortion caused by other revenues and expenses, eliminates the financing impact of back-end load funds, and eliminates revenue mix variances because it is measured as a percentage of management fees and not average AUM. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 8: ASSET MANAGEMENT MARGIN
[millions of dollars - trailing 12 months]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020
Management fees	1,810.0	1,760.1	1,650.1
Less:
Deferred sales commissions paid	6.1	6.4	8.0
Trailer fees	586.2	572.0	538.4
Net management fees	1,217.6	1,181.7	1,103.7
Less:
SG&A expenses	376.7	363.3	325.2
	841.0	818.4	778.4
Asset management margin	46.5%	46.5%	47.2%
ASSET MANAGEMENT SG&A EFFICIENCY MARGIN
CI uses a trailing 12-month SG&A efficiency margin to assess its costs relative to management fees earned, net of deferred sales commissions and trailer fees, which are not directly controllable by CI. SG&A expenses are subtracted from these net management fees and the remainder is measured as a percentage of net management fees. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

Q4 Financial Report	13	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 9: ASSET MANAGEMENT SG&A EFFICIENCY MARGIN
[millions of dollars - trailing 12 months]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020
Management fees	1,810.0	1,760.1	1,650.1
Less:
Deferred sales commissions paid	6.1	6.4	8.0
Trailer fees	586.2	572.0	538.4
Net management fees	1,217.6	1,181.7	1,103.7
Less:
SG&A expenses	376.7	363.3	325.2
	841.0	818.4	778.4
SG&A efficiency margin	69.1%	69.3%	70.5%
ASSETS AND SALES
CI is one of Canada’s largest independent investment fund companies with total assets under management of $152.1 billion and wealth management assets of $232.0 billion at December 31, 2021, as shown in Table 10. Core assets under management represents assets managed by CI Investments and GSFM. Operating results related to core assets under management are included in the Asset Management segment. U.S. assets under management are included in the Wealth Management segment as the related revenues are part of a holistic fee charged to clients for providing wealth management services.
Assets under management increased 13% year over year due to positive investment performance. The 140% increase in wealth management assets from last year was mainly due to acquisitions completed during the year. Total assets, which include mutual funds, segregated funds, separately managed accounts, structured products, exchange-traded funds, pooled funds, hedge funds and wealth management assets, were $384.1 billion at December 31, 2021, up $152.6 billion from $231.5 billion at December 31, 2020.

TABLE 10: TOTAL ASSETS
	As at	As at
[billions of dollars]	December 31, 2021	December 31, 2020	% change
Core assets under management[1]	144.2	129.6	11
U.S. assets under management	7.9	5.5	44
Total assets under management	152.1	135.1	13
Canadian wealth management	80.6	67.3	20
U.S. wealth management	151.3	29.2	418
Total wealth management assets	232.0	96.5	140
Total assets	384.1	231.5	66
1 Includes $36.2 billion of assets managed by CI and held by clients of advisors with Assante, Aligned, and CIPC as at December 31, 2021 and $32.6 billion of assets managed by CI and held by clients of advisors with Assante and CIPC as at December 31, 2020

Q4 Financial Report	14	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

By the end of October, Canadian and U.S. equities had posted their biggest monthly gains since November 2020. As the Omicron variant struck, markets experienced their biggest dip for the year before stabilizing in December. The S&P/TSX Composite Index ended the quarter up 5.7%, while the S&P 500 Index was up 10.6% in U.S. dollars (10.3% in Canadian dollars). The MSCI World Index, which reflects returns for developed equity markets around the globe, posted a 7.5% gain for the quarter in U.S. dollars (7.2% gain in Canadian dollars).
The change in AUM during each of the past five quarters is detailed in Table 11 and a breakdown of CI’s sales is provided in Table 12.

TABLE 11: CHANGE IN TOTAL ASSETS UNDER MANAGEMENT
[billions of dollars]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Jun. 30, 2021	Quarter ended Mar. 31, 2021	Quarter ended Dec. 31, 2020
Assets under management, beginning	146.6	144.8	138.5	135.1	128.3
Gross sales	5.8	5.7	6.8	6.2	4.9
Redemptions	5.9	4.9	6.4	7.0	7.0
Net sales	—	0.8	0.4	(0.9)	(2.1)
Acquisitions (divestitures)	—	—	0.2	—	—
Fund performance	5.5	1.0	5.7	4.3	8.9
Assets under management, ending	152.1	146.6	144.8	138.5	135.1
Average assets under management	150.5	148.0	141.9	137.1	131.2

Core assets under management, ending	144.2	139.4	138.2	132.6	129.6
Core average assets under management	143.0	141.1	135.9	131.6	126.2
Overall CI reported flat net sales for the fourth quarter of 2021. CI’s Canadian retail business, excluding products closed to new investors, had $0.1 billion in net sales for the fourth quarter of 2021, an improvement of $1.4 billion over the fourth quarter of 2020. CI’s Canadian institutional business had net redemptions of $0.3 billion for the fourth quarter of 2021, an improvement of $0.6 billion from the same quarter a year ago. Outside of Canada, CI’s Australian business had net sales of $0.1 billion in the fourth quarter of 2021 and CI’s U.S. business had net sales of $0.3 billion. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

Q4 Financial Report	15	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 12: SALES BREAKDOWN
	Quarter ended December 31, 2021			Quarter ended December 31, 2020
[millions of dollars]	Gross Sales	Redemptions	Net Sales	Gross Sales	Redemptions	Net Sales
Canadian Business
Retail	4,562	4,420	142	3,722	4,976	(1,255)
Institutional	385	716	(331)	302	1,226	(925)
	4,947	5,136	(189)	4,023	6,203	(2,180)
Australian Business
Retail	175	86	90	276	116	160
Institutional	27	35	(8)	124	320	(197)
	203	121	82	400	436	(36)
U.S.	656	396	260	428	126	301
Closed Business	7	202	(195)	12	237	(226)
Total	5,813	5,855	(42)	4,863	7,003	(2,140)

Q4 Financial Report	16	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

RESULTS OF OPERATIONS
The table below presents the consolidated results of operations of CI.

TABLE 13: SELECTED ANNUAL INFORMATION
	Fiscal Years Ending December 31
[millions of dollars, except per share amounts]	2021	2020	2019

Management fees	1,792.1	1,635.8	1,789.1
Total revenue	2,727.0	2,052.8	2,122.5
Selling, general & administrative	702.3	449.4	489.3
Total expenses	2,140.9	1,410.0	1,395.7
Income before income taxes	586.2	642.7	726.8
Income taxes	173.8	167.2	189.3
Non-controlling interest	3.0	(0.4)	(0.9)
Net income available to shareholders	409.3	476.0	538.4

Basic earnings per share	2.03	2.22	2.30
Diluted earnings per share	2.02	2.21	2.29
Dividends declared per share	0.72	0.72	0.72

Total assets	8,659.6	6,359.8	4,367.8
Gross debt	3,776.0	2,456.1	1,604.5

Average shares outstanding	201.6	214.1	234.3
Shares outstanding	197.4	210.4	221.8
Share price	26.44	15.78	21.71
Market capitalization	5,219.8	3,319.5	4,815.1

Q4 Financial Report	17	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 14: SUMMARY OF QUARTERLY RESULTS
[millions of dollars, except per share amounts]	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
INCOME STATEMENT DATA
Management fees	464.9	460.9	441.1	425.1	415.9	410.4	386.9	422.6
Administration fees	258.5	243.0	193.7	167.5	125.6	86.8	75.9	76.2
Other revenues	39.5	(42.6)	27.6	47.8	26.8	12.3	12.9	0.5
Total revenues	762.9	661.3	662.4	640.4	568.3	509.5	475.6	499.3

Selling, general & administrative	203.9	192.5	165.6	140.2	116.7	108.8	109.0	115.0
Trailer fees	142.5	142.0	136.4	130.8	129.4	128.0	121.0	131.1
Advisor and dealer fees	112.8	110.9	99.3	101.5	87.0	60.3	53.6	52.5
Deferred sales commissions paid	1.1	1.4	1.3	1.9	1.4	1.4	1.4	3.2
Interest and lease finance	32.5	31.6	24.2	21.3	17.8	17.3	15.8	14.6
Amortization and depreciation	29.1	26.8	21.4	19.6	13.9	11.0	10.0	8.6
Other expenses	65.9	73.7	47.6	62.9	59.9	6.4	4.0	11.0
Total expenses	587.8	578.9	495.9	478.3	426.1	333.2	314.8	335.9

Income before income taxes	175.1	82.4	166.6	162.1	142.2	176.3	160.8	163.4
Income taxes	51.3	37.0	48.2	37.4	36.6	46.1	41.1	43.5
Non-controlling interest	—	1.6	0.8	0.6	0.6	(0.4)	(0.4)	(0.3)
Net income attributable to shareholders	123.7	43.8	117.6	124.2	105.0	130.6	120.2	120.2

Earnings per share	0.63	0.22	0.58	0.60	0.50	0.62	0.56	0.55
Diluted earnings per share	0.62	0.22	0.57	0.59	0.50	0.61	0.55	0.54

Dividends paid per share	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.18

Year Ended December 31, 2021
For the year ended December 31, 2021, CI reported net income attributable to shareholders of $409.3 million ($2.03 per share) versus $476.0 million ($2.22 per share) for the year ended December 31, 2020 as seen in Table 13 above. Effective January 1, 2021, CI amended the definitions of adjusted net income and adjusted earnings per share to present its underlying operating performance excluding certain impacts of acquisitions. Including the adjustments presented in Table 1, CI’s adjusted net income attributable to shareholders was $634.8 million ($3.15 per share) for 2021 and $528.7 million ($2.47 per share) for 2020. The year-over-year increase was mainly due to an increase in client-based revenue from the wealth management segment driven by acquisitions over the year, and also from higher management fee revenue in the asset management segment, more than offsetting the increase in SG&A.
CI’s total revenue was $2,727.0 in 2021, an increase of 32.8% when compared to total revenue of $2,052.8 million in 2020. Total revenue included realized and unrealized gains on investments of $19.2 million in 2021 and $6.9 million in 2020.

Q4 Financial Report	18	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Revenue in 2021 also included $19.1 million of income, representing CI’s share of an investment by a subsidiary, compared with $2.1 million in 2020.
As presented in Table 3, adjusted revenue was $2,669.8 million in 2021, an increase from $2,027.3 million in 2020. The year-over-year increase was mainly a result of acquisitions made during the year and higher asset-based revenue resulting from higher average AUM.
For the year ended December 31, 2021, SG&A expenses were $702.3 million, up 56.3% from $449.4 million for the year ended 2020. The year-over-year increase in SG&A from the prior year was primarily related to acquisitions made during the year and higher variable SG&A resulting from higher average AUM.
During 2021, CI paid $5.7 million in deferred sales commissions, compared with $7.5 million in 2020. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Interest expense of $109.7 million was recorded for the year ended December 31, 2021 compared with $65.4 million for the year ended December 31, 2020. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.
For 2021, CI recorded $173.8 million in income tax expense for an effective tax rate of 29.6%, compared to $167.2 million, or 26.0%, in 2020. The effective tax rate for 2021 differed from 2020 due to a nondeductible expense related to the change in fair value of acquisition liabilities. CI’s effective tax rate on adjusted net income was 26.6% for 2021. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.
Quarter Ended December 31, 2021
For the quarter ended December 31, 2021, CI reported net income attributable to shareholders of $123.7 million ($0.63 per share) up from $105.0 million ($0.50 per share) for the quarter ended December 31, 2020 and up from $43.8 million ($0.22 per share) for the quarter ended September 30, 2021 as seen in Table 14 above. Including the adjustments presented in Table 1, adjusted net income attributable to shareholders was $171.0 million ($0.87 per share) for the quarter ended December 31, 2021, up from $148.7 million ($0.71 per share) for the quarter ended December 31, 2020 and up from $159.2 million ($0.80 per share) for the quarter ended September 30, 2021. The increase from both comparable periods was mainly due to an increase in client-based revenue from the wealth management segment driven by acquisitions over the year, and also from higher management fee revenue in the asset management segment, more than offsetting the increase in SG&A.
CI’s total revenue was $762.9 million in the fourth quarter of 2021, an increase of 34.2% when compared to total revenue of $568.3 million in the same period in 2020. On a consecutive quarter basis, total revenue increased 15.4% from $661.3 million. Total revenue included realized and unrealized gains on investments of $12.0 million in the fourth quarter of 2021, compared with gains on investments of $9.6 million in the same period in 2020, and losses on investments of $0.9 million in the prior quarter. Revenue in the fourth quarter of 2021 also included $3.4 million of income, representing CI’s share of an investment by a subsidiary, compared with $0.1 million in the same quarter of 2020 and $(2.4) million in the prior quarter.

Q4 Financial Report	19	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

As presented in Table 3, adjusted revenue was $737.0 million in the fourth quarter of 2021, an increase from $554.1 million in the same period in 2020, and an increase from $692.1 million in the prior quarter. The increase from the prior year was mainly a result of acquisitions made during the year and higher asset-based revenue resulting from higher average AUM. The increase from the prior quarter was primarily due to acquisitions, the inclusion of Radnor for a full quarter, and the acquisitions of Portola, BRR, McCutchen, and Matrix. In addition, CI saw higher asset-based revenue from higher average assets.
For the quarter ended December 31, 2021, SG&A expenses were $203.9 million, up 74.8% from $116.7 million in the same quarter of 2020 and up from $192.5 million in the prior quarter. The increase in SG&A from the prior year was primarily related to acquisitions made during the year and higher variable SG&A resulting from higher average AUM. The increase from the prior quarter was due to the effect of acquisitions, as described above.
In the fourth quarter of 2021, CI paid $1.1 million in deferred sales commissions, compared with $1.4 million in the same quarter of 2020 and $1.4 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Interest expense of $32.5 million was recorded for the quarter ended December 31, 2021 compared with $17.8 million for the quarter ended December 31, 2020 and $31.6 million for the quarter ended September 30, 2021. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.
For the fourth quarter of 2021, CI recorded $51.3 million in income tax expense for an effective tax rate of 29.3% compared to $36.6 million, or 25.7%, in the fourth quarter of 2020, and $37.0 million, or 44.9%, in the prior quarter. The effective tax rate for the current quarter was higher than the same quarter in 2020 due to the tax effect of translation-related foreign exchange losses and lower than the prior quarter due to nondeductible expenses related to the change in fair value of acquisition liabilities. CI’s effective tax rate on adjusted net income was 26.8% for the current quarter. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.
ASSET MANAGEMENT SEGMENT
The Asset Management segment operating results are presented in Table 15. This segment excludes U.S. assets under management, as the related revenues are part of a holistic fee charged to clients for providing wealth management services. Accordingly, the key performance indicator for the asset management segment is the level of core AUM.

Q4 Financial Report	20	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 15: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT
[millions of dollars]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Management fees	469.6	465.6	419.6	1,810.0	1,650.1
Other revenue	20.5	(26.4)	0.8	26.9	(2.2)
Total revenue	490.1	439.2	420.5	1,836.9	1,647.8

Selling, general and administrative	95.9	98.2	82.5	376.7	325.2
Trailer fees	151.4	150.9	137.2	586.2	538.4
Deferred sales commissions paid	1.2	1.5	1.5	6.1	8.0
Amortization and depreciation	6.1	6.1	6.7	25.4	24.7
Other expenses	26.9	5.9	52.7	90.6	69.2
Total expenses	281.4	262.5	280.5	1,085.0	965.5

Non-controlling interest	0.2	0.5	0.4	1.0	0.9
Income before taxes and non-segmented items	208.4	176.1	139.5	750.9	681.4
Adjustments (See table 5)	9.8	22.0	64.8	71.9	68.7
Adjusted income before taxes and non-segmented items	218.3	198.1	204.2	822.8	750.1
Year Ended December 31, 2021
Income before taxes and non-segmented items for the segment was $750.9 million for the year ended December 31, 2021, up 10.2% from $681.4 million for the year ended December 31, 2020. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 5, income before taxes and non-segmented items was $822.8 million for 2021, compared to $750.1 million for 2020.
Revenues
Revenues from management fees were $1,810.0 million for the year ended December 31, 2021, an increase of 9.7% from $1,650.1 million for the year ended December 31, 2020. Net of inter-segment amounts, management fees were $1,792.1 million for 2021, versus $1,635.8 million for 2020. The year-over-year increase in management fees was due to increases in core average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of average core AUM were 0.883%, down from 0.889% for 2020.
For the twelve months ended December 31, 2021, other revenue was $26.9 million versus $(2.2) million for the twelve months ended December 31, 2020. Other revenue included $11.0 million of foreign exchange losses and a write-up on assets and investments of $16.8 million in 2021 compared with $8.4 million of foreign exchange losses and a write-down on assets and investments of $1.8 million in 2020. Other revenue in 2021 also included $19.1 million of income, representing CI’s share of an investment by a subsidiary, compared with $2.1 million in 2020 and a $1.4 million gain on an equity investment compared with nil in the prior year.

Q4 Financial Report	21	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Expenses
SG&A expenses for the Asset Management segment were $376.7 million for 2021, compared with $325.2 million for 2020. The increase from last year was primarily due to changes in expenses that vary with AUM, including portfolio management and regulatory expenses, as well as increases in compensation and discretionary spend to help modernize the asset management business. As a percentage of average core AUM, SG&A expenses were 0.273% for the year ended December 31, 2021, up from 0.262% for the year ended December 31, 2020.
Trailer fees were $586.2 million for the twelve months ended December 31, 2021, up from $538.4 million for the twelve months ended December 31, 2020. Net of inter-segment amounts, this expense was $551.7 million for 2021 versus $509.4 million for 2020. The year-over-year increase related to the change in average AUM.
In 2021, before inter-segment eliminations, CI paid $6.1 million in deferred sales commissions, compared with $8.0 million in 2020. Consistent with the industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Other expenses for the year ended December 31, 2021 were $90.6 million, compared to $69.2 million for the year ended December 31, 2020. Other expenses in 2021 included $25.6 million of legal and restructuring charges and a $26.2 million non-cash charge on the change in fair value of acquisition liabilities. In 2020, there were $54.6 million of legal and restructuring charges and no change in fair value of acquisition liabilities. Other expenses in 2021 also included bond redemption costs of $24.9 million, compared to $1.9 million in 2020.
Quarter Ended December 31, 2021
Income before taxes and non-segmented items for the segment was $208.4 million for the quarter ended December 31, 2021, up 49.4% from $139.5 million in the same period in 2020 and up 18.3% from $176.1 million in the previous quarter. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 5, income before taxes and non-segmented items was $218.3 million for the fourth quarter of 2021, compared to $204.2 million for the fourth quarter of 2020 and $198.1 million for the prior quarter.
Revenues
Revenues from management fees were $469.6 million for the quarter ended December 31, 2021, an increase of 11.9% from $419.6 million for the quarter ended December 31, 2020 and an increase of 0.9% from $465.6 million for the quarter ended September 30, 2021. Net of inter-segment amounts, management fees were $464.9 million for the fourth quarter of 2021, versus $415.9 million for the fourth quarter of 2020, and $460.9 million for the third quarter of 2021. The increase in management fees from prior periods was due to increases in core average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of core average AUM were 0.879%, down from 0.886% for the fourth quarter of last year and from 0.881% in the prior quarter.
For the quarter ended December 31, 2021, other revenue was $20.5 million versus $0.8 million for the quarter ended December 31, 2020 and $(26.4) million for the quarter ended September 30, 2021. Other revenue included $1.4 million of foreign exchange losses in the fourth quarter of 2021. This compares with $13.0 million of foreign exchange losses in the

Q4 Financial Report	22	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

same period in 2020, and $19.0 million of foreign exchange losses in the prior quarter. Other revenue in the fourth quarter of 2021 also included $3.4 million of income, representing CI’s share of an investment by a subsidiary, compared with $0.1 million in the same quarter of 2020 and $(2.4) million in the prior quarter and a write-up on assets and investments of $16.8 million in the fourth quarter of 2021 compared with $1.8 million in the same quarter of 2020 and nil in the prior quarter.
Expenses
SG&A expenses for the Asset Management segment were $95.9 million for the quarter ended December 31, 2021, compared with $82.5 million for the fourth quarter in 2020 and $98.2 million for the prior quarter. Changes from the fourth quarter of 2020 are primarily due to changes in expenses that vary with AUM, including portfolio management and regulatory expenses, as well as increases in compensation and discretionary spend to help modernize the asset management business. As a percentage of core average AUM, SG&A expenses were 0.266% for the quarter ended December 31, 2021, compared to 0.260% for the quarter ended December 31, 2020 and 0.276% for the quarter ended September 30, 2021.
Trailer fees were $151.4 million for the quarter ended December 31, 2021, up 10.3% from $137.2 million for the quarter ended December 31, 2020 and up 0.3% from $150.9 million for the quarter ended September 30, 2021. Net of inter-segment amounts, this expense was $142.5 million for the quarter ended December 31, 2021 versus $129.4 million for the fourth quarter of 2020 and $142.0 million for the third quarter of 2021. Changes from the prior periods are due to changes in core average AUM.
In the fourth quarter of 2021, CI paid $1.2 million in deferred sales commissions, compared with $1.5 million in the same quarter of 2020 and $1.5 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Other expenses for the quarter ended December 31, 2021 were $26.9 million, compared to $52.7 million for the quarter ended December 31, 2020 and $5.9 million for the quarter ended September 30, 2021. Other expenses in the fourth quarter of 2021 included $10.4 million of legal and restructuring charges and a $14.2 million non-cash charge on the change in fair value of acquisition liabilities. There were $47.5 million of legal and restructuring charges and no change in fair value of acquisition liabilities for the quarter ended December 31, 2020, and $0.4 million of legal and restructuring charges and a $1.9 million non-cash charge on the change in fair value of acquisition liabilities in the prior quarter.
On a trailing 12-month basis, CI’s asset management margin was 46.5%, down from 47.2% for the same period last year. The asset management margin for the fourth quarter of 2021 was 47.1% compared to 47.3% in the fourth quarter of 2020 and 46.2% in the prior quarter. CI’s current quarter SG&A efficiency margin was 69.7%, down from 70.6% in the fourth quarter of last year and up from 68.6% in the prior quarter. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section.

Q4 Financial Report	23	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

U.S. WEALTH MANAGEMENT STRATEGY
In 2019, we announced a new strategic direction for the company that included expanding our existing wealth management platform. As part of this strategy, we began to acquire wealth managers, in particular Registered Investment Advisor firms (“RIAs”), with the goal of building the leading wealth management platform in the U.S. RIAs provide clients with fee-based advice on a variety of financial matters including retirement planning, insurance, taxes, and estate planning and may also provide complementary services such as bill payment and tax preparation.
The RIA operating model is different from most wealth management businesses in Canada and the U.S. This is largely because they operate under a ‘fiduciary’ standard of care with respect to their clients, rather than a ‘suitable’ standard of care, and are less tied to related asset management businesses. Owners of wealth management businesses in Canada typically also own asset management businesses. They pay their wealth management advisors most of the fees and commissions charged to clients while retaining the fees earned on asset management products sold through the advisors. As a result, U.S. RIA businesses have evolved to be more profitable than traditional Canadian wealth management businesses. Fees generated by our Canadian wealth management business, with its mass affluent market concentration, typically average 0.90% to 1.00% of assets under management. Pre-tax margins (excluding management fees earned on our asset management products that are sold in this channel) are in the low single digits. Fees generated by our U.S. RIA wealth management business, with its high net worth and ultra-high net worth concentration, typically average 0.50% and 0.60% of assets under management. Pre-tax margins on our U.S. RIA business are about 40%.
In the U.S. there is an increasing trend of financial advisors and clients moving to RIAs because of the fiduciary standard of care under which they operate. We believe the role of the financial advisor is more important now than ever. As the financial needs of consumers become increasingly complex and digital, our breadth and capabilities in the RIA space will increasingly position us to be a leader in the U.S. wealth management space.
Our approach is to acquire leading RIAs that focus on high net worth and ultra-high net worth clients, have strong organic growth profiles, and share a culture and vision aligned with ours. We typically source acquisitions through inbound inquiries from investment bankers advising RIAs on a sale or through referrals from our existing RIA leadership team. We generally look to acquire RIAs with AUM greater than $1 billion, have an average client AUM greater than $1 million, generate organic growth greater than 5%, and have operating margins greater than 30%. While these are guidelines we look for, there may be other strategic reasons we may want to acquire an RIA such as for their geographic location, type of client base (for example technology entrepreneurs or professional athletes), or types of services offered (for example family office services or tax preparation). Also important is to determine there is cultural fit and alignment with our vision which we determine through management meetings and due diligence with the leadership team and key personnel from the selling RIAs. We acquired or became a significant owner of 10 RIAs in 2020 and 14 RIAs in 2021. We have paid upfront consideration in the range of $10 million to greater than $200 million for our RIA acquisitions.
Table 16 illustrates the actual 2020 revenue and pre-tax income for our 2020 acquisitions included in our 2020 results and actual 2021 revenue and pre-tax income for our 2021 acquisitions included in our 2021 results, for our U.S. RIA acquisitions. Revenues, expenses and pre-tax income are only included for the portion of the year we owned the business.

Q4 Financial Report	24	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 16: US WEALTH MANAGEMENT ACQUISITIONS
	2021 Acquisitions	2020 Acquisitions
[millions of dollars]	For the year ended Dec. 31, 2021	For the year ended Dec. 31, 2020
# of RIAs	14	10
Assets under management	136,986	25,663

Total revenues	163.4	33.2
Total expenses	128.7	30.2
Pre-tax income	34.7	3.0
When we acquire an RIA, we pay an amount upfront on closing and a guaranteed, predetermined amount which is typically deferred for 90 to 270 days from closing (deferred consideration). In some cases, we may also structure an earnout payment (contingent consideration). These earnouts are not guaranteed and are only paid if the acquired RIA exceeds certain predefined performance metrics such as revenues or profitability such that there was a significant improvement in the businesses financial performance as compared to its historical results, therefore improving the economic contribution to our results over the long term. The earnouts are measured and paid over a 18 to 36 month period. In addition, in certain cases we have granted put options to allow the RIA owners to exchange their remaining equity stake in their firms or invest proceeds from their sale for an interest in one of our subsidiaries. Consideration is paid in cash, equity of CI Financial Corp., an interest in one of our subsidiaries, or some combination. As of December 31, 2021, amounts payable under these arrangements (as described in Note 7, Provisions and Other Financial Liabilities in our consolidated financial statements for the period ended December 31, 2021) are presented in table 17.

TABLE 17: ACQUISITION RELATED LIABILITIES
[millions of dollars]	For the year ended Dec. 31, 2021
Deferred consideration	136.1
Fair value of contingent consideration	345.1
Fair value of put arrangements	374.4
Total	855.6
For three of the contingent consideration arrangements with a liability fair value recorded as of December 31, 2021 of $69.5 million, there was no maximum payout stipulated in the respective purchase agreements. For the remaining contingent consideration arrangements with a liability fair value recorded as of December 31, 2021 of $275.6, the total maximum potential payout stipulated in the respective purchase agreements was $711.1. Approximately $374.4 million of the put arrangements were satisfied with the issuance of a redeemable interest in CI Private Wealth in January 2022.
We expect to generate cost synergies from bringing together the RIAs under a common platform. Such synergies identified include referring clients amongst RIAs and cross border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the RIAs become part of the much larger collective of CI Financial.

Q4 Financial Report	25	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

On January 1, 2022, the Company established a new entity in the U.S. to consolidate its U.S. wealth management acquisitions, CI Private Wealth LLC. This new entity will operate as a partnership where CI will be the majority owner with the minority owners being the senior leaders and financial advisors from its wealth management acquisitions. The Company acquired the remaining stakes in the wealth management businesses it did not fully own on January 1, 2022 in exchange for a redeemable interest in the new entity.
In addition, during 2021, we made strategic investments in GLASfunds, a turnkey alternative investment platform and alternative asset management firm based in the U.S. We also made a strategic investment in Columbia Pacific Advisors, an alternative asset management firm that manages with a broad selection of institutional-caliber real estate private equity, direct lending, opportunistic and hedged strategies. These strategic investments will strengthen our relationship with these firms, while providing our U.S. wealth management clients with enhanced access to alternative asset classes through a best-in-class platform and products.
WEALTH MANAGEMENT SEGMENT
The Wealth Management segment operating results are presented in Table 18. The results include revenue and expenses derived from the management of investment products for clients, as part of the holistic services provided by wealth management firms, where applicable.

TABLE 18: RESULTS OF OPERATIONS - WEALTH MANAGEMENT SEGMENT
[millions of dollars]	Quarter ended Dec. 31, 2021	Quarter ended Sep. 30, 2021	Quarter ended Dec. 31, 2020	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Administration fees	308.0	292.2	167.9	1,052.8	530.1
Other revenue	19.0	(16.2)	26.0	45.3	54.8
Total revenue	327.0	276.0	194.0	1,098.2	584.9

Selling, general and administrative	112.8	99.1	38.0	344.0	138.8
Advisor and dealer fees	153.1	151.0	121.4	579.2	389.3
Amortization and depreciation	23.0	20.7	7.2	71.4	18.8
Other expenses	39.0	67.9	7.3	159.5	12.2
Total expenses	328.1	338.6	173.9	1,154.2	559.0

Non-controlling interest	0.9	1.5	0.4	3.6	0.1
Income before taxes and non-segmented items	(1.9)	(64.1)	19.7	(59.6)	25.8
Adjustments (See table 6)	48.5	114.6	(6.0)	211.2	0.1
Adjusted income before taxes and non-segmented items	46.6	50.4	13.7	151.6	25.9

Q4 Financial Report	26	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Year Ended December 31, 2021
The Wealth Management segment had income before taxes and non-segmented items of $(59.6) million for the year ended December 31, 2021, compared to $25.8 million for the year ended December 31, 2020. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 6, income before taxes and non-segmented items was $151.6 million for the year ended December 31, 2021, compared to $25.9 million for the year ended December 31, 2020. The year-over-year changes are mainly a result of acquisitions made during the year, and discussed in greater detail below.
Revenues
Administration fees were $1,052.8 million for 2021, an increase of 98.6% from $530.1 million for 2020. The increase in administration fees from last year related to higher average wealth management assets resulting from acquisitions made during the year. Net of inter-segment amounts, administration fee revenue was $862.6 million for the year ended December 31, 2021, up from $364.4 million for the year ended December 31, 2020.
For the year ended December 31, 2021, other revenue was $45.3 million, down from $54.8 million for the year ended December 31, 2020. Other revenue is derived mainly from non-advisor associated activities, and included foreign exchange losses of $7.8 million in 2021, compared with gains of $15.8 million in 2020 .
Expenses
Advisor and dealer fees were $579.2 million for 2021 compared to $389.3 million for 2020. Net of inter-segment amounts, advisor and dealer fees were $424.5 million, up from $253.4 million for the prior year. The increase from the prior year is mainly related to acquisitions made during the year and is consistent with changes in client asset levels and associated administration fee revenues.
As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 7, dealer gross margin was $473.6 million or 45.0% of administration fee revenue for the year ended December 31, 2021 compared to $140.8 million or 26.6% for the year ended December 31, 2020. The increase in dealer gross margin as a percentage of administration fee revenue year-over-year reflects the different business model of U.S. domiciled wealth management businesses that were acquired as compared to Canadian wealth management businesses.
SG&A expenses for the segment were $344.0 million for the twelve months ended December 31, 2021 compared to $138.8 million for the twelve months ended December 31, 2020. Net of inter-segment amounts, SG&A was $325.6 for the year ended December 31, 2021 compared to $124.2 million for the year ended December 31, 2020. The increase in SG&A was attributable to acquisitions made in the Wealth Management segment during the year.
Other expenses were $159.5 million for 2021, up from $12.2 million for 2020. Other expenses included a $123.7 million non-cash charge on the change in fair value of acquisition liabilities in 2021, compared to nil in 2020. Depreciation and amortization expenses were $71.4 million for the year ended December 31, 2021, up from $18.8 million for the year ended December 31, 2020 . The increase from last year was related to the depreciation of right-of-use assets and amortization of intangibles due to the acquisitions made in the segment.

Q4 Financial Report	27	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Quarter Ended December 31, 2021
The Wealth Management segment had income before taxes and non-segmented items of $(1.9) million for the quarter ended December 31, 2021, compared to $19.7 million for the fourth quarter of 2020 and $(64.1) million for the prior quarter. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 6, income before taxes and non-segmented items was $46.6 million for the quarter ended December 31, 2021, compared to $13.7 million for the fourth quarter of 2020 and $50.4 million for the prior quarter. The changes from prior periods are mainly a result of acquisitions made during the year, and discussed in greater detail below.
Revenues
Administration fees were $308.0 million for the quarter ended December 31, 2021, an increase of 83.4% from $167.9 million for the same period a year ago and an increase of 5.4% from $292.2 million for the prior quarter. The increase from the prior year primarily related to higher average wealth management assets resulting from acquisitions made during the year. The increase from the prior quarter was primarily related to higher average wealth management assets resulting from the inclusion of Radnor for a full quarter, and the acquisitions of Portola, BRR, McCutchen, and Matrix, offset by year-end compensation accrual adjustments. Net of inter-segment amounts, administration fee revenue was $258.5 million for the quarter ended December 31, 2021, up from $125.6 million for the quarter ended December 31, 2020 and up from $243.0 million for the quarter ended September 30, 2021.
For the quarter ended December 31, 2021, other revenue was $19.0 million, down from $26.0 million for the quarter ended December 31, 2020 and up from $(16.2) million for the prior quarter. Other revenue is derived mainly from non-advisor associated activities, and included foreign exchange gains of $4.5 million in the fourth quarter of 2021, compared to gains of $15.2 million in the fourth quarter of 2020, and losses of $31.2 million in the prior quarter.
Expenses
Advisor and dealer fees were $153.1 million for the quarter ended December 31, 2021 compared to $121.4 million for the fourth quarter of 2020 and $151.0 million for the quarter ended September 30, 2021. Net of inter-segment amounts, advisor and dealer fees were $112.8 million, up from $87.0 million for the same quarter last year and $110.9 million for the prior quarter. The increases from prior periods were mainly a result of acquisitions, and were consistent with changes in client asset levels and associated administration fee revenues.
As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 7, dealer gross margin was $154.8 million or 50.3% of administration fee revenue for the quarter ended December 31, 2021 compared to $46.5 million or 27.7% for the fourth quarter of 2020 and $141.2 million or 48.3% for the previous quarter. The increase in dealer gross margin as a percentage of administration fee revenue from prior periods reflects the different business model of U.S. domiciled wealth management businesses that were acquired as compared to Canadian wealth management businesses.

Q4 Financial Report	28	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

SG&A expenses for the segment were $112.8 million for the quarter ended December 31, 2021 compared to $38.0 million in the fourth quarter of 2020 and $99.1 million in the third quarter of 2021. Net of inter-segment amounts, SG&A was $108.0 million for the fourth quarter of 2021, compared with $34.1 million for the fourth quarter of 2020 and $94.3 million for the third quarter of 2021. The increase in SG&A from both comparable periods was mainly attributable to acquisitions made during the year.
Other expenses were $39.0 million for the quarter ended December 31, 2021, up from $7.3 million in the same quarter of 2020 and down from $67.9 million in the third quarter of 2021. Other expenses included a $29.7 million non-cash charge on the change in fair value of acquisition liabilities in the fourth quarter of 2021, compared to nil in the same quarter of 2020 and a non-cash charge of $59.5 million in the prior quarter. Depreciation and amortization expenses were $23.0 million for the quarter ended December 31, 2021, up from $7.2 million for the quarter ended December 31, 2020 and up from $20.7 million for the prior quarter. The increase from both prior periods was related to the depreciation of right-of-use assets and amortization of intangibles due to the acquisitions made in the segment.
LIQUIDITY AND CAPITAL RESOURCES
CI generated $687.7 million of free cash flow in 2021, compared to $563.8 million for the same period in 2020.
CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI expects to meet its obligations and support planned business operations.
CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February.

Q4 Financial Report	29	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 19: SUMMARY OF CASH FLOWS
	Twelve months ended	Twelve months ended
[millions of dollars]	December 31, 2021	December 31, 2020
Cash provided by operating activities	666.0	542.0
Net change in operating assets and liabilities	(15.8)	(18.6)
Operating cash flow	650.2	523.4
Adjustments:
FX (gains) and losses	18.8	(7.5)
Write-down on investments	7.1	1.8
Legal and restructuring charges	35.9	60.6
Total adjustments	61.8	54.9
Tax effect (recovery) of adjustments	(18.1)	(12.8)
Less:
Non-controlling interest	6.2	1.7
Free cash flow	687.7	563.8
Less:
Investments in marketable securities, net of marketable securities sold	(10.3)	(6.0)
Capital expenditures	7.8	12.0
Share repurchases, net of shares issued	364.3	257.9
Dividends paid	146.4	155.3
(Increase) / decrease in debt	(1,013.6)	(846.0)
Acquisitions, net of cash acquired	934.6	527.3
Working capital and other items	511.3	98.0
	940.5	198.5
Net change in cash	(252.8)	365.2
Cash at January 1	483.6	118.4
Cash at December 31	230.8	483.6
During 2021, CI invested $5.1 million in marketable securities and received $15.4 million in proceeds from the disposition of marketable securities. Excluding CI Investment Services’ securities owned, at market, the fair value of CI’s investments as of December 31, 2021 was $116.9 million. This was comprised of seed capital investments in CI funds and strategic investments.
During the year ended December 31, 2021, CI invested $7.8 million in capital assets, down from $12.0 million in the year ended December 31, 2020. These investments related primarily to leasehold improvements and technology.
During the year ended December 31, 2021, CI repurchased 17.5 million shares under its normal course issuer bid at a total cost of $365.8 million, or $20.89 per share. CI had 197,422,270 shares outstanding at the end of December, which differs from CI’s TSX-listed shares outstanding of 198,876,826 by the amount of restricted employee shares held in trust.
CI paid dividends of $146.4 million during the year ended December 31, 2021. The Board of Directors declared a quarterly dividend of $0.18 per share, payable on July 15, 2022, to shareholders of record on June 30, 2022. All dividends are designated as eligible dividends unless indicated otherwise, as required under the Income Tax Act (Canada).

Q4 Financial Report	30	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

The statement of financial position for CI at December 31, 2021 reflected total assets of $8.7 billion, an increase of $2.3 billion from $6.4 billion at December 31, 2020. This change was primarily due to acquisitions made during the year.
CI’s cash and cash equivalents decreased by $252.8 million in 2021 to $230.8 million, mainly due to debt repayment, as described in greater detail below. Accounts receivable and prepaid expenses increased by $32.1 million to $273.0 million as of December 31, 2021. Capital assets increased by $5.6 million during the twelve months ended December 31, 2021, as a result of $7.8 million in capital additions and $11.1 million of acquired assets less $13.2 million in amortization and $0.2 million of retired assets.
Total liabilities increased by $2.3 billion during 2021 to $7.0 billion at December 31, 2021. The main contributors to the change in liabilities were an increase in debt and an increase in acquisition related liabilities.
At December 31, 2021, CI had $3,354.1 million in outstanding debentures with a weighted average interest rate of 3.63%, a weighted average maturity of 14.4 years, and a carrying value of $3,331.6 million. In January, CI raised US$260 million by re-opening the December 2020 debenture issuance. In June, CI issued US$900 million of debentures with a 30-year maturity and announced its intention to use part of the proceeds towards the repayment of outstanding indebtedness on its credit facility. CI also completed the early redemption of $200 million of debentures maturing in November 2021 and $325 million of debentures maturing in July 2023 in the first quarter of 2021. On December 31, 2021, CI had drawn $297.5 million against its $700 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is May 27, 2024.
Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 4, was $3,453.4 million at December 31, 2021, up from $1,872.4 million at December 31, 2020. The average gross debt level for the year ended December 31, 2021 was $2,975.0 million, compared to $1,881.7 million last year.
CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 3.4 to 1 and 3.1 to 1, respectively, using current quarter adjusted EBITDA annualized. CI was within its financial covenants with respect to its credit facility.
Shareholders’ equity was $1.6 billion at December 31, 2021, a increase of $6.1 million from December 31, 2020.
RISK MANAGEMENT
CI is exposed to a number of risks that are inherent in the asset and wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the Company’s Risk Management Committee, comprising senior executives from CI’s business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.

Q4 Financial Report	31	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are within accepted risk tolerances. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.
CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored with each business unit.
The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward-Looking Statements” before making an investment decision.
MARKET RISK
Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, equity and commodity prices, and foreign exchange rates. A description of each component of market risk is described below:
CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management and wealth management assets. This may reduce management fees and administration fees, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations.
At December 31, 2021, approximately 30% of CI’s core assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI’s fund managers invest in a well-diversified portfolio of securities across issuers, durations and maturities, which reduces risk. CI estimates that a 100 basis point change in interest rates across the yield curve would cause a change of approximately $45 million to $55 million in annual pre-tax earnings.
About 70% of CI’s core assets under management were held in equity securities at December 31, 2021, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of their expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the value of equities would cause a change of approximately $70 million to $80 million in annual pre-tax earnings.
At December 31, 2021, about 38% of CI’s core assets under management were based in Canadian currency. While CI’s concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 47% of CI’s core assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S.

Q4 Financial Report	32	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of approximately $30 million to $40 million in annual pre-tax earnings. While portfolio managers may employ currency hedging strategies to mitigate the impact of currency fluctuations, there can be no assurance that such strategies, if employed, will be successful. The exposures and sensitivities noted above do not account for any such currency hedging strategies.
In addition, CI has certain debt obligations that are denominated in U.S. dollars. At December 31, 2021, CI had par value US$1.9 billion of debentures outstanding. Any change in the value of the Canadian dollar relative to the U.S. dollar will impact the translation of this obligation into Canadian dollars and the gain or loss would be reflected in CI’s income. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $18.6 million in annual pre-tax earnings related to the currency translation of these debentures.
CI has operations in the United States, where the U.S. dollar is the functional currency. Changes in the value of the Canadian dollar relative to the U.S. dollar would impact the translation of net income from CI’s U.S. operations into Canadian dollars. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $0.9 million in annual pre-tax earnings.
There are risks and limitations with relying on models and it is possible that actual results may differ from those presented above. CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis.
POLITICAL AND MACRO-ECONOMIC RISK
CI’s performance is directly affected by the performance of the financial markets which may be influenced by various political, demographic and macro-economic conditions or events, including any political change, change in government policy, conflicts, pandemic and uncertainty, globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue.
REDEMPTION RISK
CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors.
Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction costs or taxable distributions, which could negatively impact the prospects and operating results of CI.

Q4 Financial Report	33	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also adversely affect fund liquidity, which in turn could negatively affect CI’s reputation and/or result in further declines in assets under management, all of which could have an unfavourable impact on our business, financial condition or operating results.
INFORMATION TECHNOLOGY RISK
CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. CI has, more recently, been expanding its online footprint by automating its product and service delivery systems and acquiring digital platforms. The use of information technology and the internet, email messaging and other online capabilities, however, exposes CI to information security risk that could have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that it stores on or transmits through its information technology systems.
The COVID-19 pandemic has required businesses to operate extensively with remote work arrangements resulting in an increase in their exposure to information technology and cyber risks. The increased dependence on and the use of online platforms, network infrastructure, remote connectivity and third-party services may lead to an increase in the incidence of cyber attacks, malicious activity including phishing emails, malware-embedded apps and targeting of vulnerabilities in remote access platforms. Any information technology event, such as a cybersecurity breach or intrusion into CI’s information technology systems, or failure to implement sufficient controls, could result in unauthorized access to sensitive or confidential information, loss or theft of data, operational disruption, regulatory actions, legal liability or reputational harm and have an adverse effect on CI’s operating results and financial condition. CI actively monitors this risk and continues to develop and implement technology-enabled controls to protect against cyber threats that are becoming increasingly sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. CI also has back-up systems to ensure business continuity in the event of a failure resulting from an attack. Notwithstanding these measures, there is no assurance that CI can fully mitigate the risks associated with information technology security. CI is dependent on the efficiency and effectiveness of the technology it uses to secure its information technology environment, the diligence of its employees and their compliance with CI’s information security policy, and the ability to keep pace with a continuously evolving information technology landscape. Malfunction of any technology used by CI, breaches of security policy or inability to keep pace with evolving cybersecurity advancements may increase CI’s exposure to cybersecurity risk.
CI relies on various third-party service providers to deliver its services to clients and advisors. While CI has procedures and practices in place to assess its third-parties’ information technology systems, such third-parties may lack the necessary infrastructure or resources or may otherwise fail to adequately protect against or respond to a cyber attack, data breach or other incidents. Any such event could expose confidential, proprietary, or other sensitive information of CI and its clients, advisors, employees, or other counterparties that may be stored in, or transmitted through the third-parties’ computer systems, networks, or other devices. A breach in a third-party’s systems could also cause disruptions in CI’s operations or those of its clients or counterparties, or in the operations of other third-parties on whom CI relies.

Q4 Financial Report	34	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI’s business is also dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through card access protection, biometrics and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation.
PRIVACY AND DATA MANAGEMENT RISK
CI’s business requires the creation, collection, use and sharing of personal or confidential information. The management and governance of personal or confidential information are increasingly important as CI continues to invest in digital solutions and innovation, as well as expand its business activities both domestically and in foreign jurisdictions. CI’s failure to manage and safeguard its information may result in legal or regulatory consequences, loss of competitive advantage, reputational damage, or financial loss to CI.
CI is also subject to a number of laws and regulations in various jurisdictions regarding the collection, use, sharing or processing of personal information belonging to its clients, employees, consultants and third-parties. These laws and regulations are subject to frequent modification and require ongoing compliance supervision. Further, government and regulatory oversight of data privacy has increased in recent years, resulting in heightened data security and handling requirements and expanded incident response and reporting obligations. CI’s failure to comply with such laws and regulations could lead to significant fines, penalties or remediation obligations imposed by regulators, as well as costs associated with direct claims by CI’s clients, employees, consultants or third-parties.
KEY PERSONNEL RISK
The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business.
The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including personnel with specialized skills related to, among other things, investment management, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. The potential inability to attract, hire, retain and motivate such skilled personnel due to internal constraints or uncontrollable external factors could negatively affect CI’s ability to execute its strategic priorities, service quality and operational effectiveness, thereby adversely affecting CI’s business.
The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors of CI’s Wealth Management businesses have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors from any of CI’s Wealth Management

Q4 Financial Report	35	December 31, 2021

| MANAGEMENT’S DISCUSSION & ANALYSIS |

businesses could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of that business and, in turn, CI.
OPERATIONAL RISK
Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks.
STRATEGIC RISK
Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. These risks include the risk of sub-optimal outcomes arising from CI’s choice of strategies, the inability to implement the chosen strategies or their improper implementation. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies.
Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions.
COMPETITION RISK
CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes

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with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI.
DISTRIBUTION RISK
CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products.
BUSINESS CONTINUITY RISKS
CI's business, operations and financial results may be adversely affected by its ability to mitigate the effect of natural and man-made disasters, including floods, earthquakes, tornadoes, fires, civil unrest, wars, epidemics, and pandemics. The occurrence of any of these events may pose significant challenges to CI’s business continuity, either by exacerbating one or more of the other risks described in this section, or by introducing new risks. CI has a Business Continuity Program that includes Crisis Management, Business Continuity and Technology Recovery response plans. CI’s Crisis Management Team is comprised of senior leadership who are responsible for crisis confirmation and management. In addition, this team is responsible for setting strategy, overseeing response, and ensuring appropriate subject matter experts are engaged in the scenario-dependent crisis response. CI has a comprehensive and stress-tested business continuity plan and technology recovery plan in place to deal with disaster-related scenarios, however there can be no assurance that such plan will be effective to mitigate any adverse effects on CI’s business, financial condition or operating results as a result of any natural or man-made disasters or other similar events, including the recent COVID-19 pandemic. Although economies and businesses have adapted themselves to the new normal imposed by the pandemic, significant risks and uncertainties associated with it remain relevant and evolving.
CI activated its business continuity plan in response to the COVID-19 pandemic to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors. With few exceptions, all of CI’s business operations are being carried out remotely. The extensive use of remote communication tools and third party services may lead to heightened cybersecurity and privacy risks. Market volatility, increased trading volumes and the requirement to work remotely may result in the deterioration in service levels of certain key service providers. Stress

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on technology resources, new workplace constraints, personal stress and health concerns may all lead to higher operational risks across all of CI’s businesses. With the emergence of several new services as business critical, key supplier risk may also increase significantly. As part of the plan, CI has implemented enhanced monitoring of network assets and management oversight of business processes, active employee engagement and client communication, and built redundancy for critical services and infrastructure, however there can be no guarantee that this will be effective to mitigate these risks.
Ultimately, the extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including the extensive attempts to mitigate its effects, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving.
LIQUIDITY RISK
Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI.
LIQUIDITY RISK FOR THE ASSET MANAGEMENT SEGMENT
CI is also exposed to the risk of its investment funds not being able to meet their redemption obligations due to an inability to liquidate the underlying assets in a timely manner. This could be caused by insufficient liquid assets in the fund, an unexpected spike in redemptions triggered by negative market information, sentiment or contagion, adverse liquidity conditions in the financial markets, procedural issues that may delay the liquidation of securities or other factors. Inability to meet its redemption obligations may lead to legal liability, regulatory action and reputational damage. CI has robust mechanisms in place to monitor and maintain adequate liquidity in its investment fund portfolios at all times. However, CI has no control over extreme market events that may result in the sudden loss of liquidity or trigger a run on the funds.
REGULATORY AND LEGAL RISK
CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial or state level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Failure to comply with applicable legal and regulatory requirements could result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, an inability to execute business strategies, a decline in investor and customer confidence, and damage to CI’s reputation. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures.
Regulatory developments may result in increasingly stringent interpretation and enforcement of existing laws and regulations, amendments to existing laws and regulations, or the introduction of new laws and regulations, any of which may adversely impact CI’s business or operations. Regulatory developments may include changes in tax treatment, changes in disclosure

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requirements, changes in investment restrictions or changes impacting dealer and advisor compensation. In addition, increasing complexity in the securities regulatory environment governing CI’s business may require us to incur costs related to the addition of specialized legal and compliance resources. To the extent that any such developments adversely affect the sale of CI’s products or services, impair the investment performance of CI’s products, or result in lower operating margins, CI’s aggregate assets under management, revenues and earnings may be adversely affected. While CI actively monitors relevant regulatory developments, our ability to mitigate the impact of any such developments is limited.
Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil or criminal liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs or face action in connection with such potential liabilities or litigation that could materially affect its business, operations, or financial condition.
REPUTATION RISK
Reputation risk is the risk of the potential negative impact arising from the deterioration of CI’s image, adverse stakeholder perception or lower public confidence in the CI brand, its senior management or its products and services due to (i) operational errors, poor performance, misconduct and other actions or inactions of CI, its employees or third party service providers; (ii) regulatory investigation or sanctions, or litigation; and (iii) negative public sentiment. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. However, the sources of reputation risk can be extensive and their impact on CI’s reputation could last long after the issues are satisfactorily addressed. Damage to CI’s reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, regulatory fines or penalties or restrictive agreements with regulators or prosecutors. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized activities of such persons may occur which could result in damage to CI’s reputation, which in turn could adversely affect CI’s business and profitability.
INTERNAL CONTROLS OVER FINANCIAL REPORTING RISK
CI’s business, operations, financial results, share price and reputation may be adversely affected by its inability to maintain an effective system of internal controls over financial reporting as required by the Securities and Exchange Commission’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act.
In fiscal year 2021, CI’s management identified a material weakness in its internal control over financial reporting as it did not design or maintain effective controls with respect to the validation of the completeness and accuracy of interfaces, data inputs and information produced by the entity (“IPE”) used in the performance of various controls. Management concluded these deficiencies in the aggregate resulted in a material weakness. In addition, there were a number of non-routine complex

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accounting matters arising from business combinations, including put or other exchange options and redeemable instruments. Although external advisors were engaged to address the volume and complexity of these arrangements, management determined that it did not design and maintain effective controls with respect to the accounting for and disclosure of these matters.
Management is actively implementing remediation efforts to address the material weaknesses identified above. Management is implementing processes to identify key interfaces, data inputs and IPEs and validate and document the accuracy and completeness of information used in the execution of internal controls over key spreadsheets and reports created from data extracted from CI’s information systems. With respect to the remediation of accounting for and disclosure of non-recurring complex accounting matters, management will continue to engage the services of external advisors where necessary, and will seek to secure additional resources for its financial accounting and reporting department. The weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above.
CREDIT RISK
Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate.
One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy.
INSURANCE RISK
CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance, general commercial liability insurance, and cyber liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available

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coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.
TAXATION RISK
CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected.
SHARE CAPITAL
As at December 31, 2021, CI had 197,422,270 shares outstanding.
Employee Incentive Share Option Plan: At December 31, 2021, 0.8 million options to purchase shares were outstanding, of which 0.3 million options were exercisable at prices ranging from $27.44 to $28.67.
Restricted Share Unit (“RSU”) Plan: 1,437,154 RSUs were outstanding as at December 31, 2021.
Deferred Share Unit (“DSU”) Plan: 47,084 DSUs were outstanding as at December 31, 2021.
Additional details about the above Plans can be found in Note 9 to the Interim Condensed Consolidated Financial Statements.

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CONTRACTUAL OBLIGATIONS
The table that follows summarizes CI’s contractual obligations at December 31, 2021.

TABLE 20: PAYMENTS DUE BY YEAR
[millions of dollars]	Total	1 year or less	2	3	4	5	More than 5 years
Long-term debt	3,798.7	444.5	—	301.4	450.0	—	2,602.8
Leases	245.3	28.9	26.0	25.1	23.3	20.8	121.2
Deferred	136.1	123.3	12.8	—	—	—	—
Contingent	346.9	41.8	225.7	63.4	16.0	—	—
Put option	427.8	400.4	—	5.6	18.8	—	3.0
Total	4,954.8	1,038.9	264.5	395.5	508.1	20.8	2,727.0
SIGNIFICANT ACCOUNTING ESTIMATES
The December 31, 2021 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the 2021 Consolidated Financial Statements. Note 2 provides a discussion regarding the methodology used for business acquisitions. Note 4 provides a discussion regarding the recoverable amount of CI’s goodwill and intangible assets compared to its carrying value.
CONTROLS AND PROCEDURES
The Company’s Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting (as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended) in order to provide reasonable assurance that:
•material information relating to the Company has been made known to them;
•information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
•the reliability of financial reporting and the preparation of financial statements for external purposes is in accordance with IFRS.
An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures as well as internal controls over financial reporting was carried out under the supervision of the CEO and CFO. In making this evaluation, the CEO and the CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control — Integrated Framework (2013).

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Based on this evaluation, they concluded, as of December 31, 2021, that the Company’s disclosure controls and procedures were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over December 31, 2021 financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In the context of the preparation of the Company’s first Sarbanes-Oxley certification, management determined it did not design and maintain effective controls with respect to the validation of the completeness and accuracy of interfaces, data inputs and information produced by the entity (“IPE”) used in the performance of various controls. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, manual and automated controls that are dependent on the completeness and accuracy of information derived from the affected information systems were ineffective because they could have been adversely impacted. In addition, there were a number of non-routine complex accounting matters arising from business combinations, including put or other exchange options and redeemable instruments. Although external advisors were engaged to address the volume and complexity of these arrangements, management determined that it did not design and maintain effective controls with respect to the accounting for and disclosure of these matters.
Notwithstanding the material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.
An assessment of the internal control over financial reporting of a recently acquired business is eligible for a one-year exclusion from management’s assessment in accordance with Securities and Exchange Commission Staff guidance. Accordingly, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excluded the internal controls of 17 companies which the Company acquired in 2021 (see note 2 to the Company’s consolidated financial statements). These 17 acquisitions represented, in aggregate, approximately 1.8% of the Company’s total consolidated assets and 6.0% of total consolidated revenues, as of and for the year ended December 31, 2021.
The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, the Company’s independent auditors.
Management’s Remediation Initiatives
Management is actively implementing remediation efforts to address the material weakness identified above. Management is implementing processes to identify key interfaces, data inputs and IPEs and validate and document the accuracy and completeness of information used in the execution of internal controls over key spreadsheets and reports created from data extracted from the Company’s information systems. The Company will redesign controls as needed, including controls over the validation and documentation of IPE used in the performance of various controls. Where necessary, accuracy and completeness checks will be implemented. Management will also work with control owners to ensure the quality of evidence retained to support the completeness and accuracy of interfaces and IPEs is complete. With respect to the remediation of accounting for and disclosure of non-routine complex accounting matters, management is engaging the services of external advisors in addition to seeking additional resources for its financial accounting and reporting department.

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The Company has and will continue to take actions to remediate the material weaknesses, but the weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above. The CEO and CFO do not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.
Changes in Internal Control over Financial Reporting
Other than the material weaknesses described above, there were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A.

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